UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI GIVES NOTICE TO SHAREHOLDERS IN TERMS OF SECTION 45(5) OF THE COMPANIES ACT 71 OF 2008**

ANGLOGOLD ASHANTI LIMITED
(the "Company")

NOTICE IN TERMS OF SECTION 45(5)(a) OF THE COMPANIES ACT, NO. 71 OF 2008 ("THE ACT"), OF THE RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), GRANTING FINANCIAL ASSISTANCE AS CONTEMPLATED IN SECTION 45(2) OF THE COMPANIES ACT

Notice is hereby given, in terms of Section 45(5)(a) of the Act, that, pursuant to the authority granted to the Board by the shareholders in general meeting on 16 November 2011:

1. The Board of the Company has, on 16 July 2012, authorised the Company to provide financial assistance (as more fully described below) in terms of section 45 of the Act.

   The resolution adopted by the Board relates to a guarantee given by the Company to guarantee performance by AngloGold Ashanti USA Incorporated and AngloGold Ashanti Holdings plc, each a wholly owned subsidiary of the Company, under a US$1.0 billion syndicated revolving loan facility agreement (the "**Agreement**") to which the Company is party.

2. The Board of the Company has, on 24 July 2012, authorised the Company to provide financial assistance (as more fully described below) in terms of section 45 of the Act.

   The resolution adopted by the Board relates to a guarantee given by the Company to guarantee the payment of principal, premium, interest and any additional amounts payable pursuant to the issue of US$750 million 5.125% notes due 2022 by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the Company.

In each case, the Board, before authorising the Company to provide the financial assistance in terms of section 45 of the Act, satisfied itself that:

• after considering all reasonably foreseeable financial circumstances of the Company, the Company would, immediately after providing the guarantee, satisfy the solvency and liquidity test as set out in Section 4 of the Act;

• the terms of the transaction are reasonable and fair to the Company; and

• all relevant provisions contained in the Company's Memorandum of Incorporation in terms of financial assistance have been satisfied.

For and on behalf of the Board

Lynda Eatwell
Company Secretary

26 July 2012

This is a notice required in terms of the Act, and shareholders are not required to respond

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 27, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary